04 JAN 20 AM 7:21

04012218

Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

SUPPL

Friday 7 November, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Dear Sir or Madam

Please find enclosed documents dated 7 November 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

dlw 1/20

EnviroMission
EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Friday 7 November, 2003

COMPANY ANNOUNCEMENT

MEDIA RELEASE

LANDMARK AGREEMENT BOOSTS GLOBAL SOLAR TOWER PROSPECTS

'Landmark Agreement Boosts Global Solar Tower Prospects' media release follows.

The media release relates to EnviroMission's 30 October, 2003 Company Announcement relating to a 'landmark agreement' that will boost Australian and international development of Solar Tower technology.

A $1,500,000 investment by Sunshine Energy (Aust) Pty Ltd (investors from China) in EnviroMission has been negotiated to progress Solar Tower development in Australia. Sunshine Energy's investment will equate to approximately 15 per cent of the expanded issued capital of EnviroMission.

Sunshine Energy (Aust) Pty Ltd will also make a US$1,000,000 investment in US based SolarMission Technologies, equating to a 5 per cent holding of the expanded issued capital of SolarMission.

A purpose formed Australian company will also be established to build, own and operate Solar Tower power stations in China with an initial US$8,000,000 investment from China.

Ends

Ian Riley
Company Secretary
Chief Financial Officer

Enviro Mission
EnviroMission Limited
ACN: 094 963 238

FOR IMMEDIATE RELEASE – 31 OCTOBER 2003

MEDIA RELEASE

LANDMARK AGREEMENT BOOSTS GLOBAL SOLAR TOWER PROSPECTS

EnviroMission Limited (EnviroMission) has negotiated a landmark agreement with international investors securing A$1,500,000 to provide the necessary working capital to progress the Australian development of Solar Tower technology.

The investor, Sunshine Energy (Aust) Pty Ltd (Sunshine Energy), represents interests from China who have intentions to develop the technology in China. Sunshine Energy's investment will equate to approximately 15% of the expanded issued capital of EnviroMission.

Sunshine Energy will make a further investment of US$1,000,000 in SolarMission Technologies Inc (SolarMission), EnviroMission's major shareholder and holder of the licence for Solar Tower technology in China and other markets including the United States. The US$1,000,000 investment will equate to 5% of the expanded issued capital of SolarMission.

It has also been agreed a purpose formed Australian company will be established to develop Solar Tower technology in China. An initial investment of US$8,000,000 by investors from China will represent the consideration for a 75% holding in the purpose formed company; with the granting of the exclusive licence to build, own and operate Solar Tower power stations in China equating to a 25% holding by SolarMission.

Positive progress made towards commercialisation of Solar Tower technology in Australia has underpinned this agreement and value added to the technology will be safeguarded through a Global Intellectual Property Company to ensure ongoing shareholder value. EnviroMission's shareholders will also benefit from the additional revenue from the exportation of the technology to markets such as China.

EnviroMission Chief Executive, Roger Davey, commended the agreement, saying "the sun may rise in the East and set in the West but the partnering of East and West commitment to Solar Tower development now gives rise to a force wherever the technology may face the sun."

"Work undertaken by EnviroMission and its partners has added value to the technology that can withstand rigorous scrutiny and due diligence of an order that has now attracted significant confidence and investment to drive development in Australia and beyond.

"Internationalisation of the technology will strengthen EnviroMission's project viability and will introduce economies of scale critical to the decision making process," says Mr Davey.

This landmark agreement will provide EnviroMission with vital working capital and will set in place the framework for EnviroMission to commercially benefit from development outside Australia.

Ends.

Enviro Mission
Media Enquiries:
Ms Kim Forte - Communications Manager
+61 3 9693 5605
+61414 690 356
www.enviromission.com.au